Commission File Number 001-31914

EXHIBIT 99.2

Announcement on the Resolutions of the Fourteenth Meeting of the Seventh Session of the

Board of Supervisors of China Life Insurance Company Limited

The fourteenth meeting (the “Meeting”) of the seventh session of the Board of Supervisors (the “Board of Supervisors”) of China Life Insurance Company Limited (the “Company”) was held on August 23, 2023 in Beijing. The supervisors were notified of the Meeting by way of a written notice dated August 11, 2023. All of the Company’s four supervisors attended the Meeting in person, including Cao Weiqing, chairman of the Board of Supervisors, Niu Kailong, Lai Jun and Ye Yinglan, supervisors of the Company. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association (the “AOA”) and Rules of Procedures for the Board of Supervisors of the Company.

The Meeting was presided over by chairman Mr. Cao Weiqing. The supervisors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	The Proposal regarding the Interim Financial Reports of the Company for the First Half of 2023

The Board reviewed and passed the Proposal regarding the Interim Financial Reports for the First Half of 2023, which include the financial statements for the first half of 2023 prepared in accordance with PRC GAAP, the financial statements for the first half of 2023 prepared in accordance with IFRS, the report on changes in accounting estimates for the first half of 2023, information on the difference between the financial statements for the first half of 2023 prepared in accordance with PRC GAAP and the IFRS and the solvency report for the first half of 2023.

Voting result: 4 for, 0 against, with no abstention

2.	The Proposal regarding the A Share Interim Report of the Company for the First Half of 2023 and the H Shares Interim Report of the Company for the First Half of 2023

The Board of Supervisors believes that:

a.	The preparation and review procedures of these Interim Reports for the First Half of 2023 are in conformity with provisions under relevant laws, administrative regulations, departmental rules and AOA;

b.	The content of these Interim Reports for the First Half of 2023 truthfully, accurately and completely reflects the conditions of the Company in the first half of 2023;

c.	No breach of confidentiality by the staff who worked on the preparation and review of these Interim Reports for the First Half of 2023 was detected before this opinion was issued.

Voting result: 4 for, 0 against, with no abstention

3.	The Proposal regarding the Company’s Internal Audit Work Report for the First Half of 2023

Voting result: 4 for, 0 against, with no abstention

Commission File Number 001-31914

Board of Supervisors of China Life Insurance Company Limited

August 23, 2023